

November 22, 2010

Chris Jackson
President and Chief Operating Officer
Advanced Credit Technologies, Inc.
1915 Plaza Drive, Suite 202
Eagan, MN 55122

> **Re: Advanced Credit Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 26, 2010**
> **File No. 333-170132**

Dear Mr. Jackson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of Our Offering, page 4

1.   Please explain how you concluded that the company has "enjoyed profitable operations" since inception. We note that the company has had net losses since it was first organized on February 25, 2008. Please revise to disclose the net losses at the end of the last fiscal year and the most current interim period and quantify the minimum additional capital you require to conduct business for a minimum term of one year. In addition, state that your accountants have issued a going concern opinion.

2.   Please revise to describe concisely the nature of your existing operations and whether you have generated any revenues from customers. You state that "your operations to date have been devoted primarily to developing and improving" your proprietary platform, but also that "ACT is positioned to leverage the need for an automated credit management tool for millions of Americans with sub par credit scores." You further state that you "maintain a sophisticated back office component that can be accessed by anyone" but suggest that you are seeking your "first and foremost opportunity" in the wholesale

market. It is unclear whether the company has already begun operations. To the extent that you include statements regarding the future growth of the business, please ensure that those statements are presented as future plans and the claims are supportable. For example, explain how you concluded that you "are poised to capture ALL segments of the credit management and social media market."

3.   Please revise so that your disclosure is consistent with the plain English requirements of Rule 421(d) of Regulation C. For example, the description of your business in the forepart of the prospectus should be clear, concise and readily understandable. As a further example, we note that you use terms such as "First to Market Advantage" without an explanation.

4.   You state that you have filed this registration statement "in an effort to become a fully reporting company with the Securities and Exchange Commission." Please tell us if and when you plan to file an Exchange Act registration statement to become a fully reporting company. If you have no plans to file such a registration statement, revise your statement in the prospectus summary and add a risk factor that alerts investors that you will be subject to Section 15(d) of the Securities Exchange Act and, accordingly, will not be subject to the proxy rules, Section 16 short-swing profit provisions, going-private regulation, beneficial ownership reporting, and the bulk of the tender offer rules.

5.   Please ensure that you provide contextual information that will enable investors to assess the statements regarding the company's business operations. For example, you state that you intend to seek "additional" acquisitions that compliment your business plan. Please disclose whether you have engaged in any material acquisitions and reconcile the statement with your disclosure on page 14 that you have not been involved in any mergers, acquisitions, or consolidations. As a further example, you state that it is critical that you "maintain" strong client relationships. Please consider disclosing the number of clients that you currently have and, to the extent that you have significant customers, disclose the terms of those relationships. Clarify whether there are any understandings, proposals or arrangements regarding proposed business combinations or acquisitions.

Risk Factors, page 7

6.   Please add a prominent risk factor specifically addressing the risk to investors posed by the auditor's going concern opinion.

7.   Please revise the risk factors to provide quantitative information regarding the significance and potential effect of the conditions and uncertainties you identify as sources of a material risk. For example, you identify a need for additional capital, but do not inform potential investors of the estimated minimum capital needs that you have identified or when the additional capital is needed. As a further example, you state that as a result of becoming a reporting company, your expenses will increase significantly,

but do not identify the amount necessary to carry out your reporting obligations. Contextual information of this type should be provided throughout the risk factor section.

While Advanced Credit Technologies, Inc. expects to apply for listing on the OTC Bulletin Board…, page 8

8.   Please disclose the steps you have taken to apply for trading on the OTCBB. We understand that a market maker must sponsor the security and demonstrate compliance with Rule 15c2-11 under the Securities Exchange Act of 1934 before quotations for that issuer's securities may begin on the OTCBB. Please revise this risk factor accordingly, and note that quotation of your common stock on the OTCBB is not entirely within your discretion.

Selling Shareholders, page 10

9.   Please provide a materially complete discussion of all transactions within the past three years in which the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling shareholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the shareholders, and the private placement agent, if any.

10.   Please disclose the individual or individuals who have or share the voting and dispositive powers with respect to the shares to be offered for resale by legal entities, such as Trident Merchant Group, Inc. and Mercury Asset Partners, LLC. For guidance, refer to Question 140.02 of our Compliance and Disclosure Interpretations relating to Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

11.   Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. Be advised that a selling shareholder registered as a broker dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling shareholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling shareholder as an underwriter.

Description of Business, page 13

12.   With respect to every third-party statement in your registration statement -- such as the study by Nielsen -- please provide us with the relevant portions of the industry research

reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement.

13. To the extent material, please disclose your ownership, duration, and reliance upon any patents, trademarks, or licenses. See Item 101(h)(4)(vii) of Regulation S-K. We note that you use a proprietary software system. Consider disclosing in this section that you have filed a patent application with the U.S. Patent and Trademark Office.

Competition, page 17

14. You state on page 8 that there are several other companies currently offering similar services. Please expand the disclosure to describe your relative competitive position in the industry.

Management's Discussion and Analysis or Plan of Operation, page 18

15. Please revise to discuss the results of operations and the extent to which income was so affected. Item 303(a)(3) of Regulation S-K requires registrants to discuss the company's financial condition, changes in financial condition and results of operations.

16. You state on page 43 that the company's activities to date have been "supported by related party debt and equity financing" and that you are attempting to secure additional funding to continue the expansion process. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources, and the minimum dollar amount of funding required to conduct your proposed operations for a minimum period of one year. Discuss your plan to use capital over the next 12 months and clarify your objectives in developing your business, assuming you use the capital in accordance with such plans. Include a quantitative discussion of your short-term and long-term requirements and resources. Please note that quantitative information regarding your financial requirements is required to help investors assess your financial condition and the likelihood that you will be able to pursue your business plan. See Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

17. We note your disclosure that once the company receives a cash infusion of $1 million, the company would be viable for no less than 24-36 months. Please clarify the extent of uncertainty as to whether funding will be received.

18. Please revise to state the current rate at which you are using capital in operations. Indicate whether the rate at which cash has been used in operations in the recent periods is consistent with your expectations regarding capital requirements during the next 12 months. Explain any known future trend or any known events that will cause your future capital requirements to vary from historical ones. See Item 303(a)(1) and (2) of

Regulation S-K, and Instructions 2 and 5 thereto. See also SEC Release Nos. 33-6835 and 33-8350.

19. Provide a reasonably detailed discussion of the "phases" of your business development that you reference on page 18. Also, disclose the details of the software upgrade that you state are available from the Chief Executive Officer.

Risk Analysis Report, page 19

20. We note your discussion of the risk analysis report and the related appendices on pages 19 through 30. It is unclear how the report provides concise and understandable disclosure consistent with the requirements under Item 303 of Regulation S-K, other disclosure guidelines, and Rule 421(b) of Regulation C. It is also unclear how the scenarios and assumptions in the report directly relate to the risks associated with the company and this offering. Please substantially revise the Management's Discussion and Analysis to focus on the events and material factors that are reasonably likely to affect the company. Ensure that the revised disclosure complies with the plain English principles in Rule 421(d) of Regulation C. Alternatively, provide us with a detailed explanation as to why you believe that the report is material to an understanding of the company. Tell us whether the report was prepared for you by a third-party and, if so, what consideration you have given to disclosing the name of the party that prepared the report and identifying such party as an expert pursuant to Item 509 of Regulation S-K.

Executive Compensation, page 31

21. We note that your summary compensation table indicates that no compensation was awarded to the executive officers in 2008 and 2009. However, you state on page 41 that you incurred "officers compensation expense" of $146,475 for the period between February 25, 2008 (inception) through December 31, 2009. Please explain. See Item 402(n) of Regulation S-K.

22. Please disclose whether any of the directors received payment for services as directors other than the reimbursement of expenses incurred during their duties. See Item 402(r) of Regulation S-K.

Directors, Executive Officer, Promoters and Control Persons, page 32

23. You state that Chris Jackson "will serve as the President and Chief Operating Officer" and that Enrico Giordano "will serve as the Company Treasurer" of the company. Please clarify whether these individuals currently serve in those positions and, if so, the dates in which they began serving. Please revise the biographies of the executive officers to more specifically describe the business experience of each person during the past five years.

Employment Agreements, page 33

24.   Please provide a materially complete description of the two employment agreements with each of the company's officers, including the term of employment, compensation, and termination provisions. See Item 402(o)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 34

25.   You state that there are no promoters in connection with this offering. However, we note that Chris Jackson and Enrico Giordano are both founders of the company. Please explain why you believe that these individuals, or other persons, are not promoters, within the meaning of Rule 405 of the Securities Act of 1933. Alternatively, confirm that you have provided all the disclosure required by Item 404(d)(2) and Item 401(g) of Regulation S-K regarding your promoters.

26.   You state that none of your officers, directors, or shareholders holding more than 5% of the voting rights have had any material interest, direct or indirect, in any transaction with the company. However, we note your disclosure on page 42 that you issued a note to an officer of the company during 2009 and that there is currently $5,524 outstanding under the note. Please revise to include all transactions with related persons since the beginning of the company's last fiscal year. In addition, tell us why you have not filed the note as an exhibit to this registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Financial Statements

For the Period from February 25, 2008 (Inception) Through July 31, 2010

Statements of Operations (Unaudited), page 37

27.   The cumulative column refers to the period from February 25, 2008 (Inception) through May 31, 2010 rather than through July 31, 2010. Please revise.

28.   We note from your disclosures on pages 39 and 51 that you record commissions paid to subcontractors directly involved in the production of revenue as costs of sales. Please describe your relationship with the subcontractors, the role the subcontractors have in the production of revenue, as well as the nature of the commissions paid.

General

29.   Please include Statements of Cash Flows for the interim period ended July 31, 2010, the comparable period of the preceding fiscal year, and the cumulative period from inception through July 31, 2010 in your next amendment. Refer to Rule 8-03 of Regulation S-X and ASC 915-230-45-1.

30.   We note from your disclosures in footnote 2 on page 42 that during the seven months ended July 31, 2010 there were separate issuances of common shares for cash and services. Please provide a Statement of Stockholders' Equity or revise your disclosures as appropriate to fully reflect the disclosure requirements in ASC 915-215-45-1.

Report of Independent Registered Public Accounting Firm, page 45

31.   The audited periods referenced regarding the statements of operations, stockholders' deficit and cash flows omits the cumulative period from February 25, 2008 (Inception) through December 31, 2009. Please have the auditor revise the audit report accordingly.

Part II: Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page 57

32.   For each sale of unregistered securities, please disclose the date and amount of securities sold, and briefly disclose the facts upon which you relied for the exemption. See Item 701(d) of Regulation S-K. In addition, we note that you have 17,102,000 shares of your common stock issued and outstanding as of October 15, 2010, but you have only disclosed the issuance of 6,602,000 shares of common stock. Please explain.

33.   It appears that you did not make any filings on Form D in connection with the issuance of securities in the unregistered offering in reliance on Regulation D. Please note that for each unregistered offering effected in reliance on Regulation D after March 16, 2009, a Form D should have been filed electronically. Please file these forms or tell us why you are not required to make any flings on Form D in connection with these offerings. See Securities Act Rules Compliance and Disclosure Interpretations Questions 257.01 and 257.02, available on our website at http://www.sec.gov/divisions/corpfin/guidance/ securitiesactrules-interps.htm.

Undertakings, page 58

34.   Please provide all the appropriate undertakings required by Item 512 of Regulation S-K that apply. Specifically, it appears that you have not included the entire undertaking in Rule 512(a)(1)(ii) of Regulation S-K. It also appears that you included the undertaking relating to Rule 430A although you have not omitted any information from the prospectus. Please revise or explain.

Exhibit 5.1

35.   We note that the resale registration statement relates to shares that are currently outstanding, though the opinion refers to shares that will be issued in the future. Please revise the opinion to state, if true, that the outstanding shares of common stock are validly issued, fully paid and non-assessable, or advise.

36.   It appears that qualifying language regarding counsel's knowledge of any legal proceedings or judgments against the company is inappropriate. Please revise or advise us why you believe such language should be included in the opinion.

Exhibit 23.1

37.   The auditor's consent does not refer to the audited financial statements for the fiscal year ended December 31, 2009 and for the period from February 25, 2008 (Inception) through December 31, 2009 which are included in the registration statement. Please have the auditor make the appropriate revision and file an updated consent with the next amendment accordingly.

38.   We note the auditor consents to the inclusion of its report dated June 5, 2010 in "any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission." Please have the auditor revise this language to consent to the use of its audit report in connection with the specific registration statement with which it is filed.

39.   We note the disclosure on page 13 that names your auditor as an expert in connection with the registration statement; however we note the audit firm has not consented to the reference as an expert. Please have the consent revised accordingly. Refer to Section 7(a) of the Securities Act of 1933.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   • the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Attorney-Advisor, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile at (305) 396-6570
        Wani Iris Manly, Esq.
        W. Manly, P.A.